As filed with the Securities and Exchange Commission on December 3, 2025	Registration No. 333 – 239729

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 __________________________________

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 ______________

Renalytix plc

(Exact name of issuer of deposited securities as specified in its charter)

 ______________

N/A

(Translation of issuer’s name into English)

 ______________

England and Wales

(Jurisdiction of incorporation or organization of issuer)

 __________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 ______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 ______________

Renalytix AI, Inc.

421 Wakara Way, Suite 309

Salt Lake City, UT 84108

(646) 397-3970

(Address, including zip code, and telephone number, including area code, of agent for service)

 __________________________________

Copies to:

Mark E. Rosenstein, Esq. Stevens & Lee PC 620 Freedom Business Center, Suite 200 King of Prussia, PA 19406 (610) 205-6050	Jean-Claude Lanza, Esq. Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

 __________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 __________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive fifty (50) ordinary shares of Renalytix plc (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Post-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post- Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Post- Effective Amendment No. 2 to Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 3.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 4.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is www.renalytix.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of the United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 5.	EXHIBITS

(a)	(i) Form of Amendment No. 2 to Deposit Agreement, by and among Renalytix plc, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). – Filed herewith as Exhibit (a)(i)

(ii) Amendment No. 1 to Deposit Agreement, dated December 1, 2025, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(ii).

(iii) Deposit Agreement, dated as of July 21, 2020, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Previously filed as Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, Reg. No. 333-239729, filed on September 4, 2025, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 6.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended, by and among Renalytix plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of December, 2025.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive fifty (50) ordinary shares of Renalytix plc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Renalytix plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Salt Lake City, UT, on December 3, 2025.

Renalytix plc

By:	/s/ James McCullough
Name: James McCullough
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 3, 2025.

Signature	Title

/s/ James McCullough	Chief Executive Officer and Director
James McCullough	(Principal Executive Officer)

/s/ Joel Jung	Chief Financial Officer
Joel Jung	(Principal Financial Officer and Principal Accounting Officer)

*	Chief Technical Officer and Director
Fergus Fleming

*	Director
Julian Baines

*	Director
Catherine Coste

Director
Erik Lium

Director
Christopher Mills

*Attorney-in-Fact

By:	/s/ James McCullough
Name:	James McCullough
Title:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 in Salt Lake City, UT, on December 3, 2025.

Authorized representative in the u.s.

By:	/s/ James McCullough
Name: James McCullough
Title: Chief Executive Officer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to Deposit Agreement

(a)(ii)	Amendment No. 1 to Deposit Agreement

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